Exhibit 99.1

Sierra Metals Announces Filing of NI 43-101 Technical Report on Reserves and Resources for the Yauricocha Mine in Peru

TORONTO--(BUSINESS WIRE)--February 3, 2020--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) has filed an independent technical report (the “Report“) prepared in accordance with National Instrument 43-101 (“NI 43-101”) on the Yauricocha Mine in Peru.

The Report dated January 17, 2020, with an effective date of October 31, 2019 is entitled "NI 43-101 Technical Report on Resources and Reserves, Yauricocha Mine, Yauyos Province, Peru”. The Report was prepared for Sierra Metals by SRK Consulting (Canada) Inc. There are no material differences in the Report from those results disclosed in the Company’s press release dated December 19, 2019.

The Report is available for review on SEDAR (www.sedar.com), EDGAR www.SEC.gov and the Company’s website (www.sierrametals.com).

Signed by Qualified Persons:

Andre M. Deiss, B.Sc., (Hons), Pri.Nat.Sci., MSAIMM, SRK Principal Consultant (Resource Geology)

Carl Kottmeier, B.Sc., P. Eng., MBA, SRK Principal Consultant (Mining)

Daniel H. Sepulveda, B.Sc., SME-RM, SRK Associate Consultant (Metallurgy)

Daniel Mackie, M.Sc., B.Sc., P.Geo., SRK Practice Leader/Principal Consultant (Hydrogeologist)

Jarek Jakubec, C.Eng., FIMMM, SRK Practice Leader/Corporate Consultant (Mining and Geology)

Quality Control

All technical production data contained in this news release has been reviewed and approved by Americo Zuzunaga, FAusIMM (CP Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM (CP Metallurgist) and Vice President Special Projects and Metallurgy and a chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is a Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading “Risk Factors” in our Annual Information Form dated March 28, 2019 in respect of the year ended December 31, 2018 and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

The mineral reserve and resource estimates reported in this news release were prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities. The United States Securities and Exchange Commission (the “SEC”) applies different standards in order to classify and report mineralization. This news release uses the terms “measured”, “indicated” and “inferred” mineral resources, as required by NI 43-101. Readers are advised that although such terms are recognized and required by Canadian securities regulations, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC. Readers are cautioned not to assume that any part or all of the mineral deposits in these categories constitute or will ever be converted into mineral reserves. In addition, “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource exists, is economically or legally mineable or will ever be upgraded to a higher category of mineral resource.

Contacts

For further information regarding Sierra Metals, please visit www.sierrametals.com or contact:

Mike McAllister
VP, Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Americo Zuzunaga
VP, Corporate Planning
Sierra Metals Inc.
+1 (416) 366-7777

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1 (416) 366-7777